Detica

RECEIVED

2008 JUL 14 P 1:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

08003761

SUPPL

Surrey Research Park
Guildford
Surrey
GU2 7YP
UK

T +44 (0)1483 816000
F +44 (0)1483 816144

www.detica.com

Securities and Exchange Commission
Division of Corporate Finance
Office of International Finance
100F Street, NE
Washington
DC 20549 USA

Our ref: 08-FIV100C220

4 July 2008

File no: 82-35012

Dear Sir

Re: Detica Group plc - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

The information as detailed below is being furnished to the Securities and Exchange Commission (the "**SEC**") by Detica Group plc, a public company limited by shares incorporated under the laws of England and Wales ("**Detica**"), pursuant to the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "**Exchange Act**") afforded to foreign private issuers under Rule 12g3-2(b) under the Exchange Act. The SEC file number assigned to Detica is 82-35012.

03.07.08	Notification of Transaction of Directors discharging managerial responsibility or connected persons
04.07.08	Annual Information Update

Please do not hesitate to contact the undersigned at the numbers given above should you have any questions on the enclosed materials.

Yours faithfully

Nicky Heywood

Company Secretarial Assistant

Enc

dlw 7/15

PROCESSED
JUL 1 6 2008
THOMSON REUTERS

Regulatory Announcement

Company	Detica Group Plc
TIDM	DCA
Headline	Annual Information Update
Released	10:57 04-Jul-08
Number	3452Y10

Detica

RNS Number : 3452Y
Detica Group Plc
04 July 2008

4 July 2008

Detica Group plc
("Detica " or "the Group")

Annual Information Update

Pursuant to the requirements of Prospectus Rule 5.2, the following detail summarises, by date , the information that has been published or made available to the public by the Company throughout the twelve months ended 30 June 2008.

The Company uses the London Stock Exchange RNS service to make announcement to the market and these can be found on www.londonstockexchange.com. Copies of documents filed at Companies House can be obtained from Companies House or through Companies House Direct at www.direct.companieshouse.gov.uk. Copies of documents sent directly to shareholders can be obtained from The Company Secretary, Detica Group plc, Surrey Research Park, Guildford, GU2 7YP.

Some of the information referred to below was provided at a specific dates and may therefore be out of date.

Information published on RNS:-

Date of Publication **Headline**

6 July 2007	Annual Information Update
17 July 2007	Director/PDMR Shareholding
17 July 2007	Director/PDMR Shareholding
17 July 2007	Director/PDMR Shareholding
17 July 2007	Director/PDMR Shareholding
2 August 2007	Interim Management Statement
2 August 2007	Results of AGM
6 August 2007	Holding(s) in Company
21 August 2007D	irector/PDMR Shareholding
20 September 2007	Director/PDMR Shareholding
24 September 2007	Director/PDMR Shareholding
26 September 2007	Director/PDMR Shareholding
4 October 2007	Holding(s) in Company
15 October 2007	Notice of Results
22 October 2007	Holding(s) in Company
29 October 2007	Holding(s) in Company
29 October 2007	Holding(s) in Company
14 November 2007	re: e-Boarders Contract
19 November 2007	Interim results
21 November 2007	Holding(s) in Company
21 December 2007	Holding(s) in Company
10 January 2008	Holding(s) in Company
10 January 2008	Holding(s) in Company
11 January 2008	Holding(s) in Company
18 January 2008	Holding(s) in Company
21 January 2008	Holding(s) in Company
12 February 2008	e-Boarders Project Extension
15 February 2008	Interim Management Statement
29 February 2008	Change of Adviser
3 March 2008	Holding(s) in Company
31 March 2008	Holding(s) in Company
21 April 2008	Holding(s) in Company
13 May 2008	Notice of Results
22 May 2008	Holding(s) in Company
2 June 2008	Final Results
4 June 2008	Blocklisting
10 June 2008	Holding(s) in Company
20 June 2008	Holding(s) in Company
24 June 2008	Holding(s) in Company
30 June 2008	Voting Rights and Capital

Documents files at the Companies Registry:

Date of Filing	**Document**
14 July 2008	88(2) R Issue of new shares
13 August 2007	Articles of Association
28 August 2007	AGM resolutions
20 March 2008	363s Annual Return
16 June 2008	88(2) R Issue of new Shares

Document published and sent to shareholders:

Date of Publication	Document
4 December 2008	Interim Report
20 June 2008	Annual Report and Accounts
20 June 2008	AGM notice and proxy cards

END

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Regulatory Announcement

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Free annual report

Company	Detica Group Plc
TIDM	DCA
Headline	Director/PDMR Shareholding
Released	17:23 03-Jul-08
Number	3015Y17

RNS Number : 3015Y
Detica Group Plc
03 July 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or deb the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *i* complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person disc* *managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *sha* the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

DETICA GROUP PLC

2. State whether the notification relates to (i) DTR 3.1.2 (Notification of transaction by persons discharging material responsibilities); or

(ii) section 793 of the Companies Act 2006 (Notice requiring information about interests in shares); or

(iii) both (i) and (ii)

iii

3. Name of *person discharging managerial responsibilities/director*

TOM BLACK

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

N/A

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

N/A

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

N/A

8 State the nature of the transaction

N/A

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

N/A

14. Date and place of transaction

N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

N/A

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

16 Date of grant

3RD JULY 2008

17. Period during which or date on which it can be exercised

3 JULY 2011 TO 3 JULY 2018

18. Total amount paid (if any) for grant of the option

NIL

19. Description of *shares* or debentures involved (*class* and number)

133,462 ORDINARY 2P SHARES GRANTED AS LTIPS

20. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

LTIPS £0.0200

21. Date issuer informed of transaction

N/A

22. Total number of *shares* or debentures over which options held following notification

LTIPS 439,812

OPTIONS 21,925

23. Any additional information

THE AWARD IS SUBJECT TO PERFORMANCE CONDITIONS AS SET BY THE DETICA GROUP PLC REMUNERATION COMMITTEE

24. Name of contact and telephone number for queries

NICKY HEYWOOD 01483 816869

Name and signature of duly authorised officer of *issuer* responsible for making notification

MANDY GRADDEN 01483 816000

Date of notification

3 JULY 2008

END

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Free annual report

Company	Detica Group Plc
TIDM	DCA
Headline	Director/PDMR Shareholding
Released	17:26 03-Jul-08
Number	3022Y17

RNS Number : 3022Y
Detica Group Plc
03 July 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or deb the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *i* complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person disc* *managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *sha* the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

DETICA GROUP PLC

2. State whether the notification relates to (i) DTR 3.1.2 (Notification of transaction by persons discharging material responsibilities); or

(ii) section 793 of the Companies Act 2006 (Notice requiring information about interests in shares); or

(iii) both (i) and (ii)

iii

3. Name of *person discharging managerial responsibilities/director*

MANDY GRADDEN

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

N/A

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

N/A

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

N/A

8 State the nature of the transaction

N/A

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

N/A

14. Date and place of transaction

N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

N/A

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

16 Date of grant

3RD JULY 2008

17. Period during which or date on which it can be exercised

3 JULY 2011 TO 3 JULY 2018

18. Total amount paid (if any) for grant of the option

NIL

19. Description of *shares* or debentures involved (*class* and number)

87,041 ORDINARY 2P SHARES GRANTED AS LTIPS

20. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

LTIPS £0.0200

21. Date issuer informed of transaction

N/A

22. Total number of *shares* or debentures over which options held following notification

LTIPS 198,986

OPTIONS 63,369

23. Any additional information

THE AWARD IS SUBJECT TO PERFORMANCE CONDITIONS AS SET BY THE DETICA GROUP PLC REMUNERATION COMMITTEE

24. Name of contact and telephone number for queries

NICKY HEYWOOD 01483 816869

Name and signature of duly authorised officer of *issuer* responsible for making notification

MANDY GRADDEN 01483 816000

Date of notification

3 JULY 2008

END

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Regulatory Announcement

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Free annual report

Company	Detica Group Plc
TIDM	DCA
Headline	Director/PDMR Shareholding
Released	17:35 03-Jul-08
Number	3038Y17

RNS Number : 3038Y
Detica Group Plc
03 July 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or deb the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *i* complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person disc* *managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *sha* the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

DETICA GROUP PLC

2. State whether the notification relates to (i) DTR 3.1.2 (Notification of transaction by persons discharging material responsibilities); or

(ii) section 793 of the Companies Act 2006 (Notice requiring information about interests in shares); or

(iii) both (i) and (ii)

iii

3. Name of *person discharging managerial responsibilities/director*

CARL BATES

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

N/A

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

N/A

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

N/A

8 State the nature of the transaction

N/A

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

N/A

14. Date and place of transaction

N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

N/A

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

16 Date of grant

10 JUNE 2008

17. Period during which or date on which it can be exercised

3 JULY 2011 TO 3 JULY 2018

18. Total amount paid (if any) for grant of the option

NIL

19. Description of *shares* or debentures involved (*class* and number)

72,414 ORDINARY 2P SHARES GRANTED AS LTIPS

20. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

LTIPS £0.0200

21. Date issuer informed of transaction

N/A

22. Total number of *shares* or debentures over which options held following notification

LTIPS 247,999

OPTIONS 47,895

23. Any additional information

THE AWARD IS SUBJECT TO PERFORMANCE CONDITIONS AS SET BY THE DETICA GROUP PLC REMUNERATION COMMITTEE

24. Name of contact and telephone number for queries

NICKY HEYWOOD 01483 816869

Name and signature of duly authorised officer of *issuer* responsible for making notification

MANDY GRADDEN 01483 816000

Date of notification

3 JULY 2008

END

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Free annual report

Company	Detica Group Plc
TIDM	DCA
Headline	Director/PDMR Shareholding
Released	17:33 03-Jul-08
Number	3030Y17

RNS Number : 3030Y
Detica Group Plc
03 July 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or deb the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *i* complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person disc* *managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *sha* the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

DETICA GROUP PLC

2. State whether the notification relates to (i) DTR 3.1.2 (Notification of transaction by persons discharging material responsibilities); or

(ii) section 793 of the Companies Act 2006 (Notice requiring information about interests in shares); or

(iii) both (i) and (ii)

iii

3. Name of *person discharging managerial responsibilities/director*

COLIN EVANS

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

N/A

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

N/A

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

N/A

8 State the nature of the transaction

N/A

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

N/A

14. Date and place of transaction

N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

N/A

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

16 Date of grant

3RD JULY 2008

17. Period during which or date on which it can be exercised

3 JULY 2011 TO 3 JULY 2018

18. Total amount paid (if any) for grant of the option

NIL

19. Description of *shares* or debentures involved (*class* and number)

100,580 ORDINARY 2P SHARES GRANTED AS LTIPS

20. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

LTIPS £0.0200

21. Date issuer informed of transaction

N/A

22. Total number of *shares* or debentures over which options held following notification

LTIPS 323,255

OPTIONS 10,198

23. Any additional information

THE AWARD IS SUBJECT TO PERFORMANCE CONDITIONS AS SET BY THE DETICA GROUP PLC REMUNERATION COMMITTEE

24. Name of contact and telephone number for queries

NICKY HEYWOOD 01483 816869

Name and signature of duly authorised officer of *issuer* responsible for making notification

MANDY GRADDEN 01483 816000

Date of notification

3 JULY 2008

END

This information is provided by RNS
The company news service from the London Stock Exchange

END

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END